SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP PARTNERSHIP SAVINGS PLAN

4101 Winfield Road
Warrenville, Illinois 60555

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP Partnership Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule of assets (held at end of year) as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
June 23, 2008

EIN 36-1812780
Plan No. 051

BP PARTNERSHIP SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
thousands of dollars

	December 31,

	2007	2006

Investment in the BP Master Trust for Employee Savings Plans	$19,524	$18,661

Participant loans	911	703

Assets available for benefits, at fair value	20,435	19,364

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8	16

Assets available for benefits	$20,443	$19,380

The accompanying notes are an integral part of these statements.

EIN 36-1812780
Plan No. 051

BP PARTNERSHIP SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
thousands of dollars

Additions of assets attributed to:
Participant contributions	$1,574
Company contributions	700
Rollover contributions	39
Net investment gain – BP Master Trust for Employee Savings Plans	1,639
Loan interest	60

Total additions	4,012

Deductions of assets attributed to:
Distributions to participants	2,949

Total deductions	2,949

Net increase in assets during the year	1,063

Assets available for benefits:

Beginning of year	19,380

End of year	$20,443

The accompanying notes are an integral part of this statement.

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.          DESCRIPTION OF PLAN

The following description of the BP Partnership Savings Plan (the “Plan”) provides general information only. Participants should refer to the Plan document for more complete information.

The Plan, established on April 1, 1988, is a defined contribution plan which is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Certain salaried employees of BP Corporation North America Inc. (the “Company”) and its subsidiaries that are associated with the Company’s retail operations are eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”). The Company reserves the right to amend or terminate the Plan at any time.

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plan provides that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Plan assets are held in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the Plan’s recordkeeper. The Company is the Plan sponsor and the Company’s Vice President-HR Total Rewards, Western Hemisphere is the Plan administrator.

Under the Plan, participating employees may contribute up to 100% of their qualified pay on a pre-tax and/or after-tax basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants may elect to invest in numerous investment fund options offered under the Plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year. A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched by the Company in the form of cash contributions, which are invested in funds selected by participants. Participants are permitted to rollover amounts into the Plan representing distributions from other qualified plans. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan have restrictions or take discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are immediately vested in their

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.           DESCRIPTION OF PLAN (continued)

participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to $29,648 during the year ended December 31, 2007. The Plan uses forfeitures to reduce future Company contributions.

All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

In November 2007, the Company announced that it would sell all of its company-owned and company-operated retail sites in the US. The majority of sites will be sold to franchisees with the remaining sites sold to dealers and large distributors.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Money market investments are valued at cost which approximates fair value. Other investments for which no quoted market prices are available are valued at fair value as determined by the trustee based on the advice of its investment consultants. Participant loans are valued at their outstanding balances, which approximates fair value.

Investment assets underlying the synthetic guaranteed investment contracts (“synthetic GICs”) are stated at fair value as determined by quoted market prices. The fair value of wrap contracts is determined using the replacement cost method which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged discounted by the prevailing interpolated swap rate as of period end.

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncement. In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. The Plan will adopt SFAS 157 effective January 1, 2008. Adoption of SFAS 157 is not expected to have a significant effect on the amounts reported in the statement of assets available for benefits.

3.           PARTICIPANT LOANS

Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the participant’s total vested accounts, or $50,000 less the participant’s highest loan balance outstanding during the preceding twelve months. Interest rates charged on unpaid balances are fixed for the duration of the loan. The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal, on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. A processing fee of $35 is charged for each new loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s account.

4.           INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated October 28, 2003, with respect to its qualified status under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC in order to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company’s tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

5.          RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6.          MASTER TRUST

All investment assets of the Plan except participant loans are held in the Master Trust with the assets of other BP sponsored savings plans.

The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

In order to provide the BP Stock Fund liquidity, the Company has agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. In October 2007, the Company loaned the Master Trust $34 million. At December 31, 2007 and 2006, there were no amounts outstanding under the agreement.

The Plan offers a stable value investment option. In connection with this investment option, the Master Trust enters into synthetic GICs that are fully benefit-responsive. The net assets of the Master Trust present the investment in synthetic GICs at fair value, along with the amount necessary to adjust the investment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The synthetic GICs provide for the payment of a fixed rate of interest for a specified period of time. The underlying assets are owned by the Master Trust. Under the contracts, realized and unrealized gains and losses on the underlying assets are not reflected immediately in net assets. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying investments, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying assets. Factors impacting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets. Interest crediting rates, which cannot be less than 0%, are generally reset quarterly. The issuers of the synthetic GICs guarantee that all qualified participant withdrawals occur at contract value.

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6.           MASTER TRUST (continued)

The average yield earned on synthetic GICs as of December 31, 2007 and 2006, based on actual earnings, was 5.60% and 5.40%, respectively. The average yield earned on synthetic GICs as of December 31, 2007 and 2006, based on the interest rate credited to participants, was 4.97% and 4.85%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include (i) amendments to Plan documents or the Plan’s administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plan or the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other plan sponsor event (for example, divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan; and (v) the delivery of any communication to plan participants designed to influence a participant not to invest in the investment option. At this time, the Plan sponsor does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract termination occurs whenever the contract value or market value reaches zero or upon certain events of default. If the contract terminates due to an issuer default or if the market value of the underlying portfolio reaches zero, the issuer will generally be required to pay any excess contract value at the date of termination. If the Plan defaults in its obligation under the agreements and the default is not cured within the time permitted, the Plan will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

Certain Master Trust investments include American Depositary Shares of BP p.l.c. (“BP ADSs”). Transactions in BP ADSs qualify as party-in-interest transactions under the provisions of ERISA. Purchases and sales of BP ADSs during 2007 amounted to $578 million and $1,177 million, respectively.

As of December 31, 2007 and 2006, the Plan’s percentage interest in the Master Trust was 0.20%. The net assets of the Master Trust as of December 31, 2007 and December 31, 2006, and changes in net assets of the Master Trust for the year ended December 31, 2007 are as follows:

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

NET ASSETS
thousands of dollars

	December 31,

	2007	2006

Investments at fair value:
BP ADSs	$2,784,119	$3,104,307
Registered investment companies	4,324,686	3,626,087
Common collective trust funds	1,367,892	1,359,194
Money market and short-term investment funds	943,227	801,204
Synthetic guaranteed investment contracts	615,336	621,465

Total investments, at fair value	10,035,260	9,512,257

Receivables:
Dividends and interest	1,184	1,008
Securities sold	4,062	—

Total assets	10,040,506	9,513,265

Accrued liabilities:
Securities purchased	45	1,792
Fees and expenses	1,222	621

Total liabilities	1,267	2,413

Net assets, at fair value	10,039,239	9,510,852

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,168	8,904

Net assets	$10,043,407	$9,519,756

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$280,568
Rollover contributions	57,940
Company contributions	169,310
Loan repayments	50,759
Interest and dividends	505,519
Net realized and unrealized appreciation in fair value of investments:
BP ADSs	279,395
Registered investment companies	63,489
Common collective trust funds	75,402

Total additions	1,482,382

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	909,371
Loans to participants	47,008
Administrative expenses	2,352

Total deductions	958,731

Net increase in assets during the year	523,651

Net assets:

Beginning of year	9,519,756

End of year	$10,043,407

BP PARTNERSHIP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of assets available for benefits as of December 31, 2007 and 2006 per the financial statements to the Form 5500 (in thousands):

	December 31

	2007	2006

Assets available for benefits as stated in the financial statements	$20,443	$19,380
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8)	(16)

Assets available for benefits as stated in the Plan’s Form 5500	$20,435	$19,364

Following is a reconciliation of net investment gain for the year ended December 31, 2007 per the financial statements to the Form 5500 (in thousands):

Net investment gain as stated in the financial statements	$1,639
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8

Net investment gain as stated in the Plan’s Form 5500	$1,647

EIN: 36-1812780
Plan No. 051

BP PARTNERSHIP SAVINGS PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS

Year ended December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Certain participant contributions withheld
during April 2006 totaling $580 were	$580
deposited in March 2007.

EIN: 36-1812780
Plan No. 051

BP PARTNERSHIP SAVINGS PLAN

Schedule H, Line 4i - Schedule Of Assets (Held At End Of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

* Participant loans	5.0% – 9.25%	N/A	$ 910,623

* Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 23, 2008	/s/ Richard J. Dorazil

Richard J. Dorazil
Vice President – HR Total Rewards
Western Hemisphere
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm